McCORMICK & COMPANY INC.    18 LOVETON CIRCLE, SPARKS, MD 21152-6000 USA/TEL (410) 771-7301

FAX (410)771-7462

U.S. Securities and Exchange Commission	April 30, 2010
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Anne Nguyen Parker

RE:	McCormick & Company, Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended November 30, 2009
Filed January 28, 2010
File No. 1-14920

Dear Mrs. Parker:

Please find below our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 9, 2010, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.

Commission Comment:

Form 10-K for the Fiscal Year Ended November 30, 2009

Definitive Proxy Statement filed on February 16, 2010 (“2009 Proxy Statement”)

Compensation Discussion and Analysis, page 18

1)	We note your response to prior comment 4. As indicated in your response, please provide more detail concerning the degree of difficulty associated with achieving business unit operating income targets. Please include a discussion of the factors that the compensation committee considered in determining the degree of difficulty associated with achieving the undisclosed target levels.

McCormick & Company Response:

Incentive Bonus Metrics:

As discussed in our 2009 Proxy Statement on pages 20 through 23, business unit operating income is one of the metrics used to determine the annual incentive bonus for those Named Executive Officers (“NEOs”) who are directly responsible for particular business units. The other metric used to determine the annual incentive bonus is EPS growth (discussed in detail on the aforementioned pages).

Factors Considered:

As the Compensation Committee evaluates the difficulty of achieving the business unit operating income targets established by the Chief Executive Officer for the Company’s business units, the Committee considers both the historic performance of these units, and the overall operating income targets established by management for the upcoming fiscal year. This evaluation is conducted with a view to driving stockholder value, paying our NEOs competitively, and rewarding superior financial performance.

Difficulty Associated with Achieving Business Unit Operating Income:

As can be seen from both the 2009 Proxy Statement and the Definitive Proxy Statement filed on February 12, 2009 (the “2008 Proxy Statement”) the measure of the difficulty of achieving business unit operating income targets is illustrated by the fact that the business units have not uniformly achieved their operating income targets, and the incentive bonus payouts for the NEOs whose bonuses are based in part on business unit operating income were lower than the bonus payments for NEOs whose bonuses were based 100% on EPS growth (all as explained in greater detail below).

2009 Proxy Statement: As shown in the table on page 23 of the 2009 Proxy Statement, the Company’s business units had varying results for the fiscal year, and the business units managed by certain of our NEOs did not reach their operating income targets for the 2009 fiscal year.

For example, each of the undersigned and Messrs. Timbie, Kurzius, and Langmead had the same target incentive bonus as a percentage of their respective base salaries (60%). The payout factor for the undersigned, based solely on the EPS growth performance metric, was 192% of target, and the actual incentive bonus as a percentage of base salary was 115%.

With the same 60% target incentive bonus as the undersigned, Mr. Timbie’s payout factor was 185% of target, and his actual incentive bonus as a percentage of his base salary was 111%, reflecting the superior performance of the consumer businesses for which he was responsible.

In contrast, the payout factors and incentive bonuses for Mr. Kurzius and Mr. Langmead were, respectively, 102% of target and 61% of base salary (Kurzius), and 96% of target and 57% of base salary (Langmead), which demonstrates the difficulty these business units had in achieving their operating income targets.

2008 Proxy Statement: Reference to the 2008 Proxy Statement likewise demonstrates the difficulty of achieving business unit operating income targets. As noted on page 19 of that Proxy Statement, the Compensation Committee exercised its discretionary authority to reduce the 2008 incentive bonus amounts for NEOs who were members of the Management Committee during that fiscal year, based upon a non-cash impairment charge. However, before this reduction, the annual incentive bonus payments for NEOs whose payments were based solely on EPS growth would have been 157% of target, while the payment for Mr. Timbie would have been 147% of target, reflective of the performance of the businesses under his direction in fiscal 2008, and the payment for Mr. Kurzius for fiscal 2008 would have been 78% of target, demonstrating the difficulty of achieving the business unit operating income target of the businesses under his direction (note that Mr. Langmead was not among the NEOs for the Company’s 2008 fiscal year, and accordingly no compensation information is provided).

Confirmation:

We hereby confirm to the Staff that in future filings we will provide enhanced discussion, similar to the discussion set forth above, of the degree of difficulty associated with achieving business unit operating income targets, including historical information on percentage payouts where appropriate.

*    *    *    *

In addition, as requested in the Staffs letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-8194,

Sincerely,

/s/ Gordon Stetz
Gordon M. Stetz, Jr. Executive Vice President & Chief Financial Officer

cc: Kevin Stertzel (SEC)

Alan D. Wilson, Chairman, President & Chief Executive Officer

W. Geoffrey Carpenter, Vice President, General Counsel & Secretary

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